Exhibit 99.1
Report of Independent Registered Public Accounting
Firm and Consolidated Financial Statements
Motorsports Authentics, LLC
For the Years Ended November 30, 2008, 2007 and 2006

Motorsports Authentics, LLC
Table of contents

Report of Independent Registered Public Accounting Firm	1

Consolidated financial statements:

Balance sheets	2

Statements of operations	3

Statements of members’ equity	4

Statements of cash flows	5-6

Notes to consolidated financial statements	7-22

Report of Independent Registered Public Accounting Firm
To the Board of Managers and Members of
Motorsports Authentics, LLC:
We have audited the accompanying consolidated balance sheet of Motorsports Authentics, LLC (a limited liability company) and subsidiaries as of November 30, 2007, and the related consolidated statements of operations, members’ equity and cash flows for each of the two years in the period ended November 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Motorsports Authentics, LLC as of November 30, 2007, and the results of their operations and their cash flows for each of the two years in the period ended November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Charlotte, North Carolina
January 23, 2008

Motorsports Authentics, LLC	2
Consolidated balance sheets
(in thousands)

	Unaudited
November 30	2008	2007

Assets
Current assets:
Cash and cash equivalents	$102	$250
Accounts receivable, net of allowance of $3,065 and $5,063	25,605	31,930
Inventories	23,130	10,278
Prepaid royalties	558	1,607
Prepaid expenses and other	1,092	2,013

Total current assets	50,487	46,078

Long-term assets:
Property and equipment, net	7,406	10,152
Licenses and other intangibles, net	27,310	28,155
Goodwill	108,488	108,488
Other	939	1,318

Total long-term assets	144,143	148,113

	$194,630	$194,191

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$11,044	$9,421
Accrued royalties	7,203	7,529
Accrued expenses	2,932	9,165
Taxes payable	777	923
Line of credit	7,947	286
Deferred income taxes	—	155
Current portion of long-term debt	—	10
Liabilities related to assets to be disposed	—	180

Total current liabilities	29,903	27,669

Long-term liabilities:
Long-term debt	—	6,000
Deferred income taxes	8,092	7,394
Other	3,414	3,106

	11,506	16,500

Commitments and contingencies
Members’ equity	153,221	150,022

	$194,630	$194,191

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	3
Consolidated statements of operations
(in thousands)

	Unaudited
For the years ended November 30	2008	2007	2006

Net sales	$211,161	$210,101	$226,687
Cost of sales	144,871	167,748	154,120

Gross profit	66,290	42,353	72,567

Operating expenses:
Selling, general and administrative	62,986	79,966	79,464
Amortization of licenses and other intangibles	1,845	3,706	3,968
Impairment of goodwill and other long-lived assets	—	69,499	—

Total operating expenses	64,831	153,171	83,432

Operating income (loss)	1,459	(110,818)	(10,865)

Interest expense	(705)	(1,675)	(906)
Minority interest	—	—	(190)
Other income	2,988	532	101

Total other income (expense), net	2,283	(1,143)	(995)

Income (loss) from continuing operations before income taxes	3,742	(111,961)	(11,860)
Income taxes	543	—	—

Income (loss) from continuing operations	3,199	(111,961)	(11,860)
Income from discontinued operations, net of income taxes of $0, $433 and $1,548, respectively	—	674	3,982
Loss on sale of discontinued operations	—	(1,187)	—

Net income (loss)	$3,199	$(112,474)	$(7,878)

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	4
Consolidated statements of members’ equity
(in thousands)

			Accumulated Other
	Contributed	Accumulated	Comprehensive
	Capital	Deficit	Income	Total

Balance, November 30, 2005	$22,711	$122	$—	$22,833
Net loss	—	(7,878)	—	(7,878)
Currency translation	—	—	3,226	3,226

Comprehensive loss				(4,652)
Contributions for business acquisitions	246,102	—	—	246,102
Capital contribution from members	1,406	—	—	1,406

Balance, November 30, 2006	270,219	(7,756)	3,226	265,689
Net loss	—	(112,474)	—	(112,474)
Currency translation	—	—	601	601
Realized gain on accumulated currency translation related to sale of business (Note E)	—	—	(3,827)	(3,827)

Comprehensive loss				(115,700)
Other	33	—	—	33

Balance, November 30, 2007	270,252	(120,230)	—	150,022
Net income	—	3,199	—	3,199

Balance, November 30, 2008, unaudited	$270,252	$(117,031)	$—	$153,221

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	5
Consolidated statements of cash flows
(in thousands)

	Unaudited
For the years ended November 30	2008	2007	2006

Cash flows from operating activities:
Net income (loss)	$3,199	$(112,474)	$(7,878)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of goodwill and other long-lived assets	—	69,499	—
Deferred income taxes	543	—	—
Provision for excess inventories	5,457	21,585	—
Depreciation and amortization	6,244	16,812	15,705
Provision for doubtful accounts	1,537	672	589
Gain on sale of property and equipment	(502)	(478)	(49)
Loss on sale of business unit	—	1,187	—
Minority interest undistributed loss	—	—	190
Other	—	33	(16)
Change in assets and liabilities, net of business acquired and disposed:
Accounts receivable	1,241	(3,802)	(3,752)
Inventories	(18,309)	(14,303)	(519)
Prepaid royalties	1,049	2,122	3,452
Prepaid expenses and other	1,286	140	1,149
Accounts payable and accrued expenses	(4,728)	(4,195)	(9,085)
Accrued royalties	(326)	929	1,566
Taxes payable, net	(132)	21	(233)
Other liabilities	855	1,918	1,010
Cash flow from discontinued operations	(180)	3,642	2,265

Net cash flows (used in) provided by operating activities	(2,766)	(16,692)	4,394

Cash flows from investing activities:
Property and equipment purchases	(2,257)	(7,289)	(5,196)
Property and equipment sales proceeds	1,069	486	177
Proceeds from sale of business unit	—	27,118	—
Acquisitions of intangibles and businesses, net of cash	(1,000)	(72)	(4,816)
Cash flow from discontinued operations	—	(3,728)	(2,705)

Net cash flows (used in) provided by investing activities	(2,188)	16,515	(12,540)

Cash flows from financing activities:
Proceeds from notes payable to members	—	—	6,000
Borrowings under line of credit	233,178	237,083	208,651
Repayments under line of credit	(225,517)	(238,861)	(206,587)
Long-term debt repayments	(3,010)	(56)	(82)
Outstanding checks in excess of bank balance	155	1,159	381
Payment of transaction costs	—	—	(1,774)
Proceeds from capital contribution from members	—	—	1,406
Payment to minority interest shareholders	—	—	(472)
Cash flow from discontinued operations	—	(548)	(1,809)

Net cash flows provided by (used in) financing activities	4,806	(1,223)	5,714

Net change in cash and cash equivalents	(148)	(1,400)	(2,432)
Cash and cash equivalents, beginning of year	250	1,650	4,082

Cash and cash equivalents, end of year	$102	$250	$1,650

Motorsports Authentics, LLC	6
Consolidated statements of cash flows (cont’d)
(in thousands)

	Unaudited
For the years ended November 30	2008	2007	2006

Supplemental disclosure of cash flow information:
Cash paid for interest	$819	$893	$131
Cash paid for taxes	16	154	—

Supplemental disclosure of non-cash transactions:
Acquisition of Action Performance Companies by members	$—	$—	$246,102
Settlement of note payable and accrued interest by offset against accounts receivable	3,547	—	—
Fixed assets acquired with accounts payable	(8)	(45)	(183)

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	7
Notes to consolidated financial statements
All information and amounts included in these notes related to 2008 are unaudited.
Note A — Organization and Nature of Business Operations
In August 2005, International Speedway Corporation and Speedway Motorsports, Inc. (collectively the members), formed an equally owned joint venture, SMISC, LLC, which operates independently through a wholly owned subsidiary, as Motorsports Authentics, LLC (the Company). Motorsports Authentics, LLC, a Delaware limited liability company, and its subsidiaries design and sell licensed motorsports collectible and consumer products. Motorsports Authentics, Inc. and subsidiaries, a subsidiary of Motorsports Authentics, LLC, is taxed on a consolidated basis as a C-corporation. The Company’s products include die-cast scaled replicas of motorsports vehicles, apparel (including tee-shirts, hats and jackets) and memorabilia. The Company is a licensee of, among others, the National Association for Stock Car Auto Racing (NASCAR) and National Hot Rod Association (NHRA).
Products are marketed throughout North America through:
•	Specialty retailers,

•	Distributor networks that target specialty retailers,

•	Mobile trackside stores that target motorsports event attendees,

•	Mass-merchant retailers,

•	A members-only collectors’ catalog club, with logistics and fulfillment managed by a third party,

•	Television programming on QVC,

•	Internet sites, including www.goracing.com, and

•	Other distribution channels.
The Company works closely with drivers, teams, owners, track operators and sponsors to design and merchandise products. Production of die-cast and most apparel and memorabilia is outsourced. The Company retains ownership and control over designs and tooling, and maintains close working relationships with outsourced manufacturers to help assure quality product.
Note B — Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Motorsports Authentics, LLC and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company’s fiscal year ends November 30. Certain reclassifications have been made in prior period financial statements to appropriately reflect Action Performance Holding GmbH sold in June 2007 as a discontinued operation.
Use of Estimates
Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory values, goodwill and other intangible assets, depreciation, amortization, prepaid royalty allowances, taxes and contingencies. Actual results could differ from those estimates.

Motorsports Authentics, LLC	8
One of the Company’s most significant estimates is determining the net realizable value of inventories. The carrying values of inventories are subject to numerous management judgments and estimates to ensure the carrying value of the inventory is recorded at the lower of cost or net realizable value. The value of inventory could decline as a result of future changes in teams, drivers, sponsors and cars, among other things. In management’s judgment, inventory values are recorded at the lower of cost or net realizable value at November 30, 2008 and 2007 based on available information. Actual results of inventory write-downs could differ from management estimates.
Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, title passes to the customer, the amount is fixed or determinable and collection is probable. Most distributor and specialty retailer sales are recognized when product is shipped to a distributor or specialty retailer because title to the product passes to the distributor or specialty retailer at shipment. Sales to mass-merchant retailers are recognized when title to product passes to the retailer, either at time of shipment to the retailer or receipt by the retailer. Collectors’ Club Catalog sales are recognized at time of shipment because title to the product passes to the customer at shipment. Trackside sales are recognized when the consumer purchases product at the point of sale. Internet and other sales are generally recognized when delivered to the consumer.
Net sales include sales net of estimated sales returns, discounts, and other allowances. These amounts are recorded as a reduction from sales when revenue is recognized.
Net sales include any applicable taxes collected and remitted to government agencies. Applicable taxes collected and remitted to government agencies were $3.1 million, $4.0 million and $4.7 million for 2008, 2007 and 2006, respectively.
Cost of Sales
Cost of sales includes product cost, shipping and freight forwarding costs paid to third parties, depreciation of tooling and dies, royalties to third-party licensors, product testing, sample expense and fees paid to a third-party for shipping and handling. The Company incurs costs to screen print or embroider certain inventory, which are also included in cost of sales, although the majority of products are procured in its finished state. Substantial portions of the die-cast products are manufactured under a “preferred provider” agreement with a third-party manufacturer in China. The Company obtains substantially all apparel and memorabilia products on a purchase-order basis from several third-party manufacturers and suppliers. The Company incurred shipping and handling costs of $6.1 million, $7.3 million and $8.2 million for 2008, 2007 and 2006, respectively.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include salaries and benefits, use and occupancy expenses, creative services costs, advertising and promotion costs, sponsorship costs, trackside commissions, depreciation and other general and administrative expenses. Included are the salaries, benefits and other costs of procurement, receiving and warehouse personnel. Advertising costs, including print, radio, television and internet-based advertising, were $2.0 million, $2.6 million and $0.9 million for 2008, 2007 and 2006, respectively.

Motorsports Authentics, LLC	9
Allowance for Doubtful Accounts
Trade accounts receivables are recorded at the invoiced amounts, which are generally due 30 days after the invoice date and considered past due after 30 days. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The adequacy of this allowance is determined by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. If the financial condition of customers was to deteriorate, additional allowances may be required. Accounts receivable are written off against the allowance once the account is deemed to be uncollectible. This typically occurs once all efforts to collect the account have been exhausted, which includes collection attempts by company employees and outside collection agencies.
Inventory
Inventories are stated at cost, which approximates the first-in, first-out method, or estimated net realizable value if lower. The cost of purchased inventory includes the cost of the purchased product and freight in. Cost of sales also includes freight out, which is not a part of inventory cost.
Royalties
The Company’s license agreements generally require payments of royalties to drivers, sponsors, teams and other parties. Contracts generally provide for royalties to be calculated as a specified percentage of sales. Some contracts, however, provide for guaranteed minimum royalty payments. Royalties payable, calculated using the contract percentage rates, are recognized as cost of sales when the related sales are recognized. To the extent royalties payable are projected under a contract, calculated using the contract percentage rate, will be lower than guaranteed minimums during the guarantee period, the Company recognizes additional cost of sales on a straight-line basis over the guarantee period as defined under the contract. Guarantees advanced under the license agreements are carried as prepaid royalties until earned by the third party, or considered to be unrecoverable. The Company evaluates prepaid royalties regularly and expenses prepaid royalties to cost of sales to the extent projected to be unrecoverable through sales.
Personal Services
Amounts due under personal service agreements for driver appearance fees and similar matters are expensed to selling, general and administrative expenses over the term during which the services are provided.
Cash and Cash Equivalents
Cash and cash equivalents includes cash and all highly liquid investments with original maturities of three months or less.
Property and Equipment
Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range up to 10 years. Tooling consists of molds and dies used by third parties to manufacture the Company’s die-cast scaled replicas. Tooling costs capitalized consist of amounts paid to third parties that manufacture the tooling. Depreciation of tooling and other production assets is included in cost of sales. All other depreciation is included in selling, general and administrative expenses. Maintenance and repairs are charged to expense as incurred. The costs of renewals and betterments that materially extend the useful lives of assets or increase their productivity are capitalized.

Motorsports Authentics, LLC	10
Other Long-lived Assets
The Company tests its other long lived assets (primarily property, plant and equipment, licenses and customer relationships) for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” The Company evaluates if impairment indicators related to property, plant and equipment and other long lived assets are present. These impairment indicators may include a significant decrease in the market price of a long lived asset or asset group, a significant adverse change in the extent or manner in which a long lived asset or asset group is being used or in its physical condition, a material adverse change in the Company’s relationships with significant customers or licensors, the impact of the economic environment on the Company’s customer base or a current period operating or cash flow loss combined with a forecast that demonstrates continuing losses associated with the use of a long lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted cash flows, the Company determines the assets’ fair value by discounting the future cash flows using a discount rate required for a similar investment of like risk and records an impairment charge as the difference between the fair value and the carrying value of the asset or asset group (Note C).
Goodwill and Other Indefinite Lived Intangible Assets
Goodwill represents the costs in excess of the fair value of net assets acquired in business combinations. Other indefinite lived intangible assets consist primarily of tradenames and trademarks acquired in business combinations. The Company is required to conduct an annual test of impairment for goodwill and other indefinite lived intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company is also required to test for impairment if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or the indefinite lived intangible asset is below its carrying amount. The annual test of impairment is performed in the fourth quarter because it coincides with the Company’s annual strategic planning process.
The Company has one reporting unit for the purpose of applying SFAS No. 142. The assessment of fair value in the impairment tests is generally determined based upon a discounted cash flow methodology. The discounted cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, terminal value and market discount rates. The underlying assumptions are consistent with those used in the strategic plan.
Goodwill Impairment
If the carrying amount of the reporting unit is greater than estimated fair value, goodwill impairment may be present. The Company measures the goodwill impairment based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent that recorded goodwill exceeds its implied fair value (Notes C and H).
Other Indefinite-Lived Intangible Asset Impairment (primarily Trademarks)
If the carrying amount of the intangible asset exceeds its estimated fair value, an impairment charge is recorded to the extent the recorded intangible asset exceeds the fair value (Notes C and H).

Motorsports Authentics, LLC	11
Income Taxes
The Company recognizes deferred tax assets and liabilities for the future income tax effect of temporary differences between financial and income tax bases of assets and liabilities. The Company’s accounting for income taxes reflects management’s assessment of future tax liabilities based on assumptions and estimates for timing, likelihood of realization, and tax laws existing at the time of evaluation.
Disclosures about Fair Value of Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, notes payable and short and long-term debt. The fair value of these instruments approximates carrying values due to their short term duration, except for long-term debt, which is pursuant to floating rate instruments whose carrying amounts approximate fair value.
Deferred Financing Costs
The Company capitalizes loan origination costs and amortizes them using the effective interest rate method over the life of the related loan. Amortization of these deferred financing costs was $0.2 million, $0.3 million and $0.3 million in 2008, 2007 and 2006, respectively, which is included in interest expense in the consolidated statement of operations.
Self-Insurance Reserves
The Company is self-insured for its employee-related health care benefits. Liabilities associated with retained risk are estimated by considering various historical trends and forward looking assumptions related to costs, claim counts and payments. The estimated accruals for these liabilities could be affected if future occurrences and claims differ from these assumptions and historical trends.
Currency Translation
Financial information relating to foreign operations is reported in accordance with SFAS No. 52, “Foreign Currency Translation.” The financial statements of non-U.S. subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated at exchange rates in effect as of each balance sheet date and related revenues and expenses are translated at average exchange rates in effect during the period. The resulting currency translation adjustments are recorded directly to members’ equity as a component of accumulated other comprehensive income. There was no impact from currency translation for 2008.
Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. See Note L for the Company’s adoption of this interpretation during fiscal 2008.

Motorsports Authentics, LLC	12
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” This Statement replaces SFAS No. 141, “Business Combinations,” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS No. 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS No. 141(R)). In addition, SFAS No. 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) amends SFAS No. 109, “Accounting for Income Taxes,” to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has not evaluated the potential impact that the adoption of this statement will have on its financial position and results of operations.
In April 2008, the FASB issued Staff Position (FSP) 142-3 “Determination of the Useful Life of Intangible Assets.” FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 “Goodwill and Other Intangible Assets.” FSP 142-3 also requires additional disclosures on information that can be used to assess the extent to which future cash flows associated with intangible assets are affected by an entity’s intent or ability to renew or extend such arrangements and on associated accounting policies. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact that the adoption of this statement will have on its financial position and results of operations and will adopt the provisions of this statement in fiscal 2009.
Note C — Impairment of Goodwill and Other Long-Lived Assets
As a result of the annual impairment testing performed in 2008 and 2006, there was no impairment of goodwill and other long-lived assets.
As a result of the annual impairment testing performed in 2007, the Company recorded a non-cash impairment charge of $69.5 million as follows (in thousands):

Goodwill	$56,351
Licenses	12,648
Trademark	500

$69,499

Motorsports Authentics, LLC	13
The impairment charge recorded in 2007 was primarily the result of the following factors:
During the Company’s annual strategic planning process in the fourth quarter, the Company determined that the future cash flows of the business would be lower than originally forecast during the previous year’s strategic planning process. This was due to the under performance against plan during 2007. As a result, it was determined that the business likely had a net book value in excess of its estimated fair value and that certain intangible assets more likely than not had book values in excess of their fair values. Due to the apparent decline in value, the Company conducted impairment tests under both SFAS 142 and SFAS 144 and recorded an impairment loss to write down the net assets of the business to fair value.
In the fourth quarter of 2007, the Company was notified by one of its licensors that they were closing down. Based on this event, the Company determined that this license had become impaired, and an impairment charge was taken to write off the remaining carrying amount of this license.
Note D — Liquidity and Management Plan
The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying consolidated financial statements, the Company had net income of $3.2 million and used cash in operations of $2.8 million for the year ended November 30, 2008. The Company repaid and settled the shareholders loans during the year, and had adequate working capital and access to financing to fund the repayment of these loans and the cash used in operations. The Company had net working capital of $20.6 million and Members’ equity of $153.2 million as of November 30, 2008.
Over the last eighteen months, management has made changes in the structure of the business, has implemented business process improvements, and has implemented several cost reduction initiatives, which resulted in reduced cost of sales and operating costs. Additional opportunities exist for continued cost reductions and management will continue to review business processes for continuous improvement opportunities.
In July 2008, the Company put in place a new $40.0 million revolving credit facility with Bank of America. The facility is for a period of five years, and gives the Company the flexibility required to fund ongoing operations. The Company is not currently nor has it been in default under the credit agreement, and does not expect any event of default to occur over the term of the agreement. Based on this, the Company believes it will have access to adequate financing to fund the ongoing needs of the business.
The current cash forecast for 2009 reflects sufficient cash flow from the business combined with availability from the revolving credit facility to sufficiently fund the operations of the business.
Note E — Acquisitions, Dispositions and Discontinued Operations
In June 2007, the Company sold Action Performance Holding GmbH (Germany), its 80%-owned German subsidiary, for cash proceeds of $27.1 million and recognized a loss on sale of $1.2 million. Action Performance Holding GmbH merchandises Formula One and high-end auto manufacturer die-cast replica vehicles. The Company sold this operation in order to focus on the core NASCAR licensed product business.
In July 2006, the Company bought out the minority interest shareholders of Chase Racewear, LLC for $0.9 million, increasing ownership interest from 80% to 100%. Prior to the Company acquiring 100% ownership interest, quarterly payments were made to the minority interest shareholders based on their proportionate share of their earnings. Payments made through July 2006 were $0.5 million.

Motorsports Authentics, LLC	14
In December 2005, the Company, and a wholly owned subsidiary named Motorsports Authentics, Inc., purchased Action Performance Companies, Inc. (Action) for $246.1 million in cash plus transaction costs. International Speedway Corporation and Speedway Motorsports, Inc. directly paid the full consideration. Action was involved in the design, promotion, marketing and distribution of licensed merchandise with products including a broad range of motorsports related die-cast replica collectibles, apparel, gifts and other memorabilia, and had license agreements with many of the top NASCAR teams and drivers. Motorsports Authentics, Inc. merged with, and into, Action, with the surviving entity operated by Motorsports Authentics, Inc.
The transaction was accounted for under the provisions of SFAS No. 141, “Business Combinations.” Accordingly, the Company recorded the tangible assets and liabilities and identifiable intangible assets of Action at their estimated fair values. The accompanying consolidated financial statements reflect the operations of the acquired business for the period after the date of the acquisition.
A summary of the purchase price and allocation to the acquired net assets of Action is as follows (in thousands):

Accounts receivable	$25,685
Inventories	18,459
Prepaid royalties	2,393
Deferred income taxes	65
Prepaid expenses and other	2,405
Property and equipment	47,348
Goodwill	162,824
Identifiable intangible assets	38,565
Other assets	2,139
Accounts payable	(9,066)
Accrued royalties	(4,723)
Accrued expenses	(23,041)
Taxes payable	(1,944)
Long-term deferred income tax liability	(13,306)
Other long-term liabilities	(208)
Notes payable	(4,029)
Minority interest	(2,162)
Net assets/liabilities held for sale	345

241,749
Cash acquired	4,353

$246,102

During fiscal 2005, the Company decided to discontinue its Hamilton apparel business and Castaway collectible business. Hamilton produced licensed premium leather jackets and other apparel decorated with professional sports team logos, which were marketed primarily to specialty fashion and other “upstairs retail” channels. Castaway marketed die-cast scale model boats. Management determined that each business was outside of the core NASCAR licensed products business, and that the additional investment necessary to bring those businesses to an acceptable level of sales would likely not be recovered. The remaining liabilities related to these operations, and any losses incurred during the period, are reflected as a component of discontinued operations.
All periods presented have been reclassified to present the operating results of Germany, Hamilton and Castaway business units as discontinued operations.

Motorsports Authentics, LLC	15
The following table presents selected operating data for these components for the years ended November 30, 2007 and 2006 (in thousands):

		Hamilton
		and
	Germany	Castaway	Total

Year ended November 30, 2007:
Net sales	$19,475	$—	$19,475
Income before income taxes	1,107	—	1,107
Income from discontinued operations, net of tax	674	—	674
Year ended November 30, 2006:
Net sales	38,089	312	38,401
Income (loss) before income taxes	5,596	(66)	5,530
Income (loss) from discontinued operations, net of tax	4,048	(66)	3,982

The liabilities of these components, included in the consolidated balance sheet at November 30, 2007, in liabilities related to assets to be disposed, were as follows (in thousands):

		Hamilton
		and
	Germany	Castaway	Total

Accrued royalties	$—	$180	$180

	$—	$180	$180

Note F — Inventories
Inventories consist of the following at November 30 (in thousands):

	2008	2007

Die-cast	$10,046	$6,210
Apparel and memorabilia	13,084	4,068

	$23,130	$10,278

Apparel blank stock and other raw materials were $2.1 million and $2.8 million at November 30, 2008 and 2007, respectively.
During fiscal 2008 and 2007, due to driver changes, car manufacturer changes, sponsor changes and the introduction of a new car design, the “Car of Tomorrow,” the Company wrote down inventory by $5.5 million and $21.6 million, respectively, as a charge to cost of sales to reflect the inventory at estimated net realizable value.

Motorsports Authentics, LLC	16
Note G — Property and Equipment
Property and equipment consists of the following at November 30, (in thousands):

			Estimated
	2008	2007	Useful Life

Leasehold improvements	$1,888	$2,283	1-10 years
Tooling	14,692	13,856	1-3 years
Equipment, software and other	8,006	7,984	3-5 years
Trackside trailers and vehicles	3,005	3,838	5 years

	27,591	27,961
Accumulated depreciation	(20,185)	(17,809)

	$7,406	$10,152

Depreciation expense was $4.4 million, $13.1 million and $11.7 million for 2008, 2007 and 2006, respectively. Of these amounts $1.5 million, $9.3 million and $7.2 million for 2008, 2007 and 2006, respectively, relate to tooling depreciation, which is included in cost of sales.
During fiscal 2008, the Company sold equipment and trackside trailers to related parties with a net book value of $0.2 million for a gain of $0.4 million, which is included in other income.
In fiscal 2007, the Company wrote off tooling as a charge to cost of sales of $4.2 million that became obsolete due to the introduction of the Car of Tomorrow and tooling no longer being used for a secondary product line.
Note H — Goodwill and Other Intangibles
Goodwill and other intangibles consist of the following at November 30 (in thousands):

		Weighted		Weighted
		Average		Average
		Amortization		Amortization
	2008	Period	2007	Period

Intangibles with indefinite lives:
Carrying amount:
Goodwill	$108,488	NA	$108,488	NA
Trademarks	20,763	NA	20,763	NA

	129,251		129,251

Intangibles with definite lives:
Carrying amount:
Licenses	7,100	5.4 years	6,350	5.6 years
Customer relationships	3,000	15.0 years	3,000	15.0 years

	10,100		9,350
Accumulated amortization	(3,553)		(1,958)

	6,547		7,392

	$135,798		$136,643

During 2008, the Company acquired licensing rights for $1.0 million. During 2006, the Company acquired licensing and trademark rights for $5.2 million.

Motorsports Authentics, LLC	17
The estimated future aggregate intangibles amortization expense expected as of November 30, 2008, follows (in thousands):

For the years ended November 30:
2009	$1,824
2010	1,824
2011	919
2012	380
2013	200
Thereafter	1,400

$6,547

Note I — Debt and Financing
Other long-term debt consists of the following at November 30 (in thousands):

	2008	2007

Note payable – International Speedway Corporation	$—	$3,000
Note payable – Speedway Motorsports, Inc.	—	3,000
Other	—	10

	—	6,010
Less – Current portion	—	(10)

	$—	$6,000

The Company had a credit and security agreement with a bank that expired in July 2008. The Company then entered into a new credit and security agreement (the credit facility) with a bank consisting of a $40.0 million revolving credit facility that expires July 7, 2013. The agreement provides for issuance of up to $20.0 million of letters of credit, to the extent not utilized for borrowings. The balance of the revolver was $7.9 million at November 30, 2008. Repayment of borrowings under this facility is secured by a first lien on substantially all Company assets. The Company is required to meet a financial test related to minimum fixed charge coverage ratio. However, when the Company has availability of at least $7.0 million on average for the preceding consecutive 45 days, then the Company is not required to comply with the minimum fixed charge coverage ratio. Availability under the Company’s revolving credit facility was $17.4 million at November 30, 2008.
The Company’s credit facility agreement requires a lock-box arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the line-of-credit agreement. This arrangement, combined with the existence of a subjective acceleration clause in the line-of-credit agreement, requires the classification of outstanding borrowings under the bank line-of-credit agreement as a current liability in accordance with Emerging Issues Task Force (EITF) Issue 95-22, “Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.’ The acceleration clause allows the Company’s lenders to forego additional advances should they determine there has been a material adverse change in the Company’s financial position or prospects reasonably likely to result in a material adverse effect on its business, condition (financial or otherwise), operations, performance or properties.
The credit facility bears interest at LIBOR plus 1.75% to 2.50% or prime plus 0.00% to 0.50%, depending on the average availability, as defined (4.0% at November 30, 2008). The Company pays a commitment fee of 0.250% of the average unused revolving credit facility and a fee of 2%+0.125% of the average outstanding letters of credit.

Motorsports Authentics, LLC	18
At November 30, 2007, the Company had a note payable of $3.0 million due to International Speedway Corporation and a note payable of $3.0 million to Speedway Motorsports, Inc. Payment on these notes was due within 13 months of demand. Interest on these notes was calculated monthly based on the bank prime rate (7.50% at November 30, 2007). Accrued interest related to these notes payable was $0.9 million at November 30, 2007. In July 2008, in conjunction with entering into a new credit facility, the Company settled the note payable of $3.0 million, plus accrued interest of $0.5 million due to International Speedway Corporation and the note payable of $3.0 million, plus accrued interest of $0.5 million due to Speedway Motorsports, Inc (see Note N). The Company paid in cash amounts owed to International Speedway Corporation and for Speedway Motorsports, Inc. offset amounts owed to Speedway Motorsports, Inc. against their accounts receivable balance.
Note J — Credit Risk and Financial Instruments
Sales to the top five customers accounted for 39.5%, 33.9% and 28.9% of sales in 2008, 2007 and 2006, respectively. Sales to the largest customer were approximately 23.4%, 20.1% and 16.5% of revenue in 2008, 2007 and 2006, respectively. Accounts receivable from this customer totaled $11.2 million and $13.5 million at November 30, 2008 and 2007, respectively.
Note K — Employee Benefits
The Company’s defined contribution plan qualifies as a cash or deferred profit-sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is available to substantially all domestic employees. Participating employees may defer all or a portion of their pre-tax compensation, subject to certain limitations. The plan provides for employer matching contributions, which fully match each dollar contributed by an employee, up to a maximum of 3% of the employee’s defined compensation and 50% of each dollar contributed by an employee between 3% and 5%, of the employee’s defined compensation. In 2008, 2007 and 2006, matching contribution expense totaled $0.4 million, $0.4 million and $0.5 million, respectively. The plan also provides for an annual employer profit sharing contribution in such amounts as the Board of Managers may determine. In 2008, 2007, and 2006, there was no employer profit sharing contribution.
Note L — Income Taxes
The Company provides for income taxes under SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.
Provision for income taxes from continuing operations for the years ended November 30, are as follows (in thousands):

	2008	2007	2006

Current tax expense:
Federal	$—	$—	$—
State	—	—	—
Deferred tax expense:
Federal	519	—	—
State	24	—	—

	$543	$—	$—

Motorsports Authentics, LLC	19
A portion of profits and losses are included in an LLC entity, which is not taxed at the entity level. The remaining profits and losses reflected in the rate reconciliation below are included in a C corporation structure. A reconciliation of the federal income tax rate to the effective rate for continuing operations follows:

	2008	2007	2006

Statutory federal rate	35%	35%	35%
State taxes, net of federal benefit	2	2	2
Goodwill impairment	—	(18)	—
Permanent differences	1	(1)	(1)
Loss from LLC entity	18	(4)	(11)
Valuation allowances and other	(41)	(14)	(25)

	15%	0%	0%

The components of deferred taxes consist of the following at November 30 (in thousands):

	2008	2007

Deferred tax assets:
Inventory reserve and cost capitalization	$3,662	$9,238
Reserves and accruals	1,540	12,447
Deferred compensation	508	207
Intangible asset capitalization	1,047	341
Fixed asset capitalization	242	677
Credit carryforwards	549	562
Net operating losses	45,849	30,185
Other	163	193
Valuation allowance	(53,560)	(53,244)

Total deferred tax assets	—	606

Deferred tax liabilities:
Accelerated tax amortization	(8,092)	(7,488)
Reserves and accruals	—	(667)

Total deferred tax liabilities	(8,092)	(8,155)

Net deferred tax liabilities	(8,092)	(7,549)
Net current deferred tax liability	—	(155)

Net non-current deferred tax liabilities	$(8,092)	$(7,394)

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized. Valuation allowances as of November 30, 2008, include $4.6 million to reserve tax assets for state net operating losses expected to expire before realized, $41.2 million to reserve tax assets for federal net operating loss carryforward, $0.5 million for the alternative minimum tax credit carryforward, $7.2 million to reserve tax assets associated with various timing differences and $0.1 million to fully reserve capital loss carryforwards. Valuation allowances as of November 30, 2007, include $3.3 million to reserve tax assets for state net operating losses expected to expire before realized, $26.9 million to reserve tax assets for federal net operating loss carryforward, $0.5 million for alternative minimum tax and other credit carryforwards, $22.4 million to reserve tax assets associated with various timing differences and $0.1 million to fully reserve capital loss carryforwards.

Motorsports Authentics, LLC	20
Capital loss carryforwards of $0.2 million expire in 2010. State net operating loss carryforwards of $184.3 million expire as follows: $18.0 million in varying amounts in periods 2010 to 2013, and $166.3 million in varying amounts in periods 2014 to 2028. The federal net operating loss carryforward of $122.4 million expires in varying amounts in periods 2025 to 2028.
In June 2006, the FASB issued FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Effective December 1, 2007, the Company has adopted the provisions of FIN 48. Adoption had no material effect on the financial statements, including no cumulative effect.
The Company acquired the outstanding stock of Action whose historical tax basis for assets and liabilities are carried-forward for tax reporting purposes, with the assigned value to goodwill under purchase accounting having no tax basis. The goodwill impairment charge creates a permanent difference because it is not deductible for tax reporting purposes and because, unlike other basis differences created using purchase accounting, no deferred tax liability may be established related to the goodwill. As such, no income tax benefit was recognized with the goodwill impairment charge as is reflected in the Company’s effective rate reconciliation.
Certain tax contingencies, principally related to timing differences as to when expenses are deductible, have been recorded in these financial statements.
Note M — Commitments and Contingencies
Aggregate future minimum guaranteed royalty payments and personal service agreement payments are as follows as of November 30, 2008 (in thousands):

		Personal
	Royalty	Service

For the year ending November 30:
2009	$24,638	$935
2010	24,359	834
2011	13,831	200
2012	5,386	—
2013	2,927	—
Thereafter	5,854	—

	$76,995	$1,969

Royalty expense under licenses, including guaranteed minimums, were $40.5 million, $41.6 million and $41.7 million for 2008, 2007 and 2006, respectively.
In the normal course of business, the Company generally provides its licensors and distributors certain indemnifications and hold harmless provisions associated with the distribution of its products. The Company carries no reserves for such claims and has not experienced any losses related to indemnification in the past three years. The Company is generally indemnified under its manufacturing agreements for such losses connected with the design and manufacture of products. The Company also maintains general liability and product liability insurance to cover such losses and have had no related claims activity under those insurance contracts in the last three years.

Motorsports Authentics, LLC	21
Aggregate future payments and receipts under noncancelable operating leases and subleases are as follows as of November 30, 2008 (in thousands):

Lease
Payments

For the year ended November 30:
2009	$2,288
2010	1,408
2011	1,130
2012	1,162
2013	1,193
2014 to 2018	5,595

$12,776

The Company’s noncancelable operating leases consist primarily of building leases. Principal among these is the lease of the Company’s North Carolina corporate headquarters that expires in 2018 with four five-year renewal options. Minimum rent is expensed on a straight-line basis over the term of the lease. Any escalation of rent payments relating to increases in construction or acquisition cost of the leased property are included in minimum rent, and payments that depend on an existing index or rate are included in minimum rent based on the index or rate existing at the inception of the lease.
Rent expense recognized for noncancelable operating leases, net of sublease income, totaled $1.8 million, $2.5 million and $4.0 million for 2008, 2007 and 2006, respectively.
Commitments at November 30, 2008, include approximately $2.2 million of outstanding letters of credit.
In the ordinary course of business, the Company is subject to certain lawsuits and asserted and unasserted claims. Management has accrued for items that are probable and reasonably estimatable and believes that the resolution of any such matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
During June 2005, Action Performance Companies, Inc. filed a lawsuit against Jeff Bohbot (a.k.a. Jeff Hamilton), Rami Karim, Jeff Hamilton Industries, Inc., Mercedes Bohbot, and Why Not, Inc. d/b/a Not Why, alleging fraud and deceit, intentional misrepresentation of fact, fraud and deceit, negligent misrepresentation of fact, fraud and deceit, concealment or suppression of material facts, breach of fiduciary duty, breach of contract, breach of employment agreement, unfair competition and fraud regarding pricing of goods.  The Bohbot parties filed various counterclaims against the Company including breach of the asset purchase agreement, trademark purchase agreement and employment agreement for wrongful discharge.  The controversy led to various other litigations, including Alessi v. Motorsports Authentics, Inc. (Arizona Superior Court, Maricopa County), and Action Performance Companies, Inc. and Jeff Hamilton Collection, Inc. v. Jeffrey F. Gersh, and Zimmerman, Rosenfeld, Gersh & Leeds, LLP (U.S. District Court, Central District of California).  The trial of the initial lawsuit, conducted in the United States District Court for the Central District of California, concluded on March 8, 2007, with a jury verdict in favor of the Company for $1.0 million in compensatory damages and $0.5 million in punitive damages against Jeff Bohbot.  The jury awarded Mercedes Bohbot $0.4 million in past trademark royalties due under the trademark purchase agreement between the parties, which was offset by the court by $0.3 million under the Company’s indemnity claim leaving a judgment of approximately $0.1 million.  All parties filed notices of appeal with the U.S. Court of Appeals for the Ninth Circuit, the Company doing so only to preserve its rights in connection with ongoing efforts to reach a global settlement winding up all related matters.

Motorsports Authentics, LLC	22
On January 18, 2008, the Company entered into a global settlement agreement resolving all matters pertaining to the Bohbot parties, including all of the cases described above.  The settlement included a $0.6 million cash payment, which is included in other income for 2008, to the Company and the release of Mercedes Bohbot’s $0.1 million judgment against the Company.  Because of those required payments by the Bohbots to the Company, and because of concerns as to the Bohbots’ financial status, the finality of the settlement agreement was contingent upon expiration of the U.S. Bankruptcy Code’s preferential transfer period (in order to prevent the Bohbots from voiding those payments by declaring bankruptcy).  That period expired in late April 2008, thereby solidifying the finality of the settlement agreement and enabling the Company to reverse the accruals previously reserved in connection with those matters of $1.9 million, which is included in other income for 2008.
Note N — Related-party Transactions
The Company purchases and sells motorsports merchandise, remits royalty payments, and remits trackside commission payments to International Speedway Corporation (ISC), Speedway Motorsports, Inc. (SMI) and NASCAR, who is a related party through ISC.
The following is a summary of related party transactions as of November 30, (in thousands):

	2008
	ISC	SMI	NASCAR

Merchandise purchases, trackside commission payments, royalty payments and other	$4,744	$5,000	$3,777
Merchandise sales, sale of equipment and other services	3,124	16,729	54
Accounts receivable due	236	2,652	15
Accounts payable owed	301	772	—
Repayment of note payable and accrued interest	3,547	3,547	—
Interest expense related to note payable	107	107	—

	2007
	ISC	SMI	NASCAR

Merchandise purchases, trackside commission payments, royalty payments and other	$5,173	$3,997	$3,406
Merchandise sales and other services	2,507	13,174	43
Accounts receivable due	167	5,411	—
Accounts payable owed	32	116	11
Note payable	3,000	3,000	—
Accrued interest related to note payable	440	440	—
Interest expense related to note payable	244	244	—

	2006
	ISC	SMI	NASCAR

Merchandise purchases, trackside commission payments, royalty payments and other	$5,898	$4,309	$3,403
Merchandise sales and other services	1,420	10,170	81
Accounts receivable due	98	1,172	1
Accounts payable owed	9	79	—
Note payable	3,000	3,000	—
Accrued interest related to note payable	196	196	—
Interest expense related to note payable	196	196	—